UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-16681

THE ALAGASCO EMPLOYEE SAVINGS PLAN
2101 6th Avenue North
Birmingham, Alabama 35203

Spire Inc.

700 Market Street
St. Louis, Missouri 63101

THE ALAGASCO EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
The Alagasco Employee Savings Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of The Alagasco Employee Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the period from September 1, 2014 (inception of the Plan) through December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Alagasco Employee Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the period then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 23, 2016

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Cash	$1,803	$—

Investments, at Fair Value	180,552,796	215,197,737

Notes Receivable from Participants	4,166,946	4,299,577

Contributions Receivable:
Employee contributions	124,916	194,905
Employer contributions	77,193	182,869
Total Contributions Receivable	202,109	377,774

NET ASSETS AVAILABLE FOR BENEFITS	$184,923,654	$219,875,088

See notes to financial statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Periods Ended December 31,
	2015	2014
ADDITIONS:

Contributions:
Employee	$3,829,635	$1,449,554
Rollover	318,395	215
Employer	3,593,876	1,382,728
Total Contributions	7,741,906	2,832,497

Investment Income (Loss):
Interest and dividends	1,406,468	1,430,531
Net depreciation in fair value of investments	(21,820,908)	(3,860,762)
Total Investment Loss	(20,414,440)	(2,430,231)

Interest income on notes receivable from participants	163,728	49,738

Net transfers (to) from other plans	(341,295)	220,566,783

TOTAL ADDITIONS	(12,850,101)	221,018,787

DEDUCTIONS:

Distributions to participants	22,067,729	1,143,280
Administrative fees	33,604	419

TOTAL DEDUCTIONS	22,101,333	1,143,699

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(34,951,434)	219,875,088

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period	219,875,088	—

End of period	$184,923,654	$219,875,088

See notes to financial statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of The Alagasco Employee Savings Plan (“the Plan”) have been prepared on the accrual basis of accounting.
Recent Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value ("NAV") practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. It also eliminates certain disclosures for investments eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has reviewed ASU 2015-07 and has determined that the Plan has investments that are measured at NAV utilizing the practical expedient. As permitted by ASU 2015-07, the Plan has adopted this pronouncement for the year ended December 31, 2015, and its investments in collective trust funds that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.
In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts ("FBRICs") and provide the related fair value disclosures under Subtopic 820-10; rather, these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. The guidance also clarifies that indirect investments in FBRICs should not be reflected as FBRICs and, therefore, should be reported at fair value. Concurrent with the Plan's implementation of ASU 2015-12, the Statements of Net Assets Available for Benefits for all periods presented no longer reflect the stable value fund as a FBRIC and as such the investment is now measured at fair value without an adjustment to contract value. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit a plan to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month, which is not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Plan management reviewed ASU 2015-12 and decided to early adopt Part I and Part II of the standard as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the fair value hierarchy, are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts

(“CCTs”) are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a common/collective trust that has investments in FBRICs. The Plan’s CCT investments in FBRICs are presented at fair value measured using the NAV practical expedient in the Statements of Net Assets Available for Benefits at both December 31, 2015 and 2014.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net depreciation includes the Plan’s gains and losses on investments bought, sold, or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – The administrative cost of the Plan is paid by Alabama Gas Corporation (the “Company”), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2015 and 2014.
Presentation/Reclassifications – Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. See Recent Accounting Pronouncements above. These reclassifications had no effect on net assets available for benefits.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the periods ended December 31, 2015 and 2014 and is provided for informational purposes only. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code ("IRC") as a profit sharing plan which provides a “cash or deferred arrangement” permitted under Section 401(k) of the IRC, together with certain employer contributions. In connection with the sale by Energen Corporation, and the purchase by Spire Inc. (formerly known as The Laclede Group, Inc.), of all issued and outstanding shares of common stock of the Company pursuant to the Stock Purchase Agreement dated as of April 5, 2014, by and among Energen Corporation, Spire Inc. and the Company, the Company established the Plan, retroactively effective as of January 1, 2014, contingent on the closing of such sale and purchase, to be the recipient plan of assets and liabilities transferred from the Energen Corporation Employee Savings Plan ("Energen Plan") in a manner intended to comply with Section 414(l) of the IRC and Treasury regulations thereunder. When the sale completed August 31, 2014, the net transfer from the Energen Plan was $220,566,783.
The Plan is a defined contribution plan which covers substantially all employees of the Company, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company ("Trustee"). The Alabama Gas Corporation Benefits Committee is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, an employee must complete three months of service as defined in the Plan document. The Trustee performs the enrollment function and eligible employees are auto-enrolled in the Plan. In 2015 and 2014, the auto-enrollment employee contribution rate was 6% of compensation, and it is 5% effective January 1, 2016. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.
Contributions – Contributions to the Plan may consist of employee pre-tax and/or Roth elective contributions, employer matching contributions, Employer Supplemental Contributions and rollover contributions. The employer matching contributions and Employer Supplemental Contributions are invested according to the employee's elective investment allocations. Rollover contributions are invested based on a separate election by the employee.

Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee's compensation, not to exceed 30% thereof and not less than 2% thereof (prior to January 1, 2016), subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (rollover). In 2015 and 2014, employer matching contributions were 50% of each employee's elective contribution, not to exceed 6% of the employee's compensation. The Company has the discretion to increase or decrease the employer matching contribution percentage. Effective January 1, 2016, employee elective contributions are allowed in any amount up to 75% of the employee's compensation, and employer matching contributions are equal to the lesser of 100% of each employee's elective contribution or 5% of the employee's compensation.
Prior to January 1, 2016, the Company made Employer Supplemental Contributions for eligible Plan participants equal to a percentage of pay (ranging from 3% to 7%) based on employee age, or 3% Safe Harbor Contributions.
Investment Options – The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective September 1, 2016, the Energen Stock Fund will no longer be an investment option under the Plan, and all Energen stock in the Plan will be liquidated by the Trustee and reinvested according to the participant's current investment elections.
Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance over the last twelve months, if any, or 50% of their vested account balance, as defined in the Plan document. Loan transactions are treated as transfers between the investment fund and notes receivable from participants. These loans are carried at the unpaid principal balance plus accrued interest and are recorded as notes receivable from participants in the statement of net assets available for benefits. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on loans outstanding ranged from 4.25% to 9.25% at December 31, 2015.
Participant Accounts – An account is maintained for each participant in the Plan. The accounts are each credited with the employee's pre-tax and/or Roth and rollover contributions, the allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals and allocated expenses are subtracted from the account balances.
Payment of Benefits – A participant who has separated from service may elect to receive a lump-sum distribution equal to the vested balance or may leave it in the Plan if the vested amount is $5,000 or more.
Vesting – Participant and Company matching contributions are immediately 100% vested.

3.	INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Mutual funds	$56,255,305	$56,255,305	$—	$—
Common/collective trusts	82,927,823	—	82,927,823	—
Energen Corporation Common Stock	34,532,873	34,532,873	—	—
Spire Inc. Common Stock	4,009,622	4,009,622	—	—
Total assets in the fair value hierarchy	$177,725,623	$94,797,800	$82,927,823	$—
Common/collective trusts measured at NAV*	2,827,173
Total assets	$180,552,796

December 31, 2014
Mutual funds	$48,559,694	$48,559,694	$—	$—
Common/collective trusts	99,378,979	—	99,378,979	—
Energen Corporation Common Stock	64,866,814	64,866,814	—	—
Spire Inc. Common Stock	304,137	304,137	—	—
Total assets in the fair value hierarchy	$213,109,624	$113,730,645	$99,378,979	$—
Common/collective trusts measured at NAV*	2,088,113
Total assets	$215,197,737

*
Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	TAX STATUS
The Plan submitted a determination letter application in January 2016 and is awaiting response from the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.
Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the

Plan. The Plan paid $33,435 and $406 of recordkeeping fees to the trustees during the years ended December 31, 2015 and 2014, respectively. At December 31, 2015 and 2014, the Plan held 67,490.686 and 5,716.853 shares, respectively, of common stock of Spire Inc., the parent company of the sponsoring employer, with a market basis of $4,009,622 and $304,137, respectively. During the years ended December 31, 2015 and 2014, the plan received dividend income of $19,656 and zero, respectively.

6.	PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
EIN 63-0022000, Plan 004
Schedule of Assets (Held at End of Year)
(Form 5500, Schedule H, Line 4i)
December 31, 2015

	Identity of issue, borrower, lessor or similar party	Description of investment	Current Value

	Energen Corporation Common Stock	Common stock (842,470.674 shares)	$34,532,873
*	Spire Inc. ESOP (also known as Spire Inc. Common Stock Fund)	Common stock (67,490.686 shares)	4,009,622
	BlackRock Equity Index Fund T	Common/collective trust (296,821.853 units)	23,023,076
	BlackRock Russell 10000 Value Index Fund T	Common/collective trust (783,408.897 units)	19,937,051
	BlackRock Russell 2000 Index Fund T	Common/collective trust (413,046.121 units)	12,428,021
	BlackRock Money Market Fund W	Common/collective trust (9,614,074.820 units)	9,614,075
	BlackRock ACWI ex-US Fund	Common/collective trust (1,062,037.177 units)	9,084,029
	BlackRock U.S. Debt Index W	Common/collective trust (434,653.557 units)	8,841,571
	Wells Fargo Stable Return Fund - Class C	Common/collective trust (55,369.625 units)	2,827,173
	T. Rowe Price Blue Chip Growth Fund	Mutual fund (173,247.548 shares)	12,539,658
	PIF Diversified Real Asset I	Mutual Fund (671,807.848 shares)	7,033,828
	American Funds EuroPacific Growth Fund® - Class R5	Mutual fund (91,306.411 shares)	4,133,441
	JP Morgan Small Cap Growth Fund - Class A	Mutual fund (282,526.502 shares)	3,359,240
	Delaware Small Cap Value Fund Institutional Class	Mutual fund (60,185.741 shares)	2,905,166
	Vanguard Institutional Target Retirement Income Fund	Mutual fund (15,684.741 shares)	307,421
	Vanguard Institutional Target Retirement 2010 Fund	Mutual fund (8,849.941 shares)	172,928
	Vanguard Institutional Target Retirement 2015 Fund	Mutual fund (151,026.782 shares)	2,919,348
	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund (218,624.559 shares)	4,195,405
	Vanguard Institutional Target Retirement 2025 Fund	Mutual fund (273,125.187 shares)	5,208,497
	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund (190,986.263 shares)	3,617,280
	Vanguard Institutional Target Retirement 2035 Fund	Mutual fund (182,980.387 shares)	3,443,691
	Vanguard Institutional Target Retirement 2040 Fund	Mutual fund (133,713.607 shares)	2,499,107
	Vanguard Institutional Target Retirement 2045 Fund	Mutual fund (109,866.966 shares)	2,053,413
	Vanguard Institutional Target Retirement 2050 Fund	Mutual fund (82,305.451 shares)	1,538,289
	Vanguard Institutional Target Retirement 2055 Fund	Mutual fund (11,854.922 shares)	221,568
	Vanguard Institutional Target Retirement 2060 Fund	Mutual fund (5,729.384 shares)	107,025
			180,552,796
*	Notes Receivable from Participants	Loans due at various dates through 2029, with interest rates ranging from 4.25% to 9.25%	4,166,946
			$184,719,742
	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Alagasco Employee Savings Plan

Date:	June 23, 2016	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
VP, Mergers & Acquisitions Integration, Strategy Execution & Continuous Improvement

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm